 FAME

February 13, 1998

Martin J. Sergi,  President
KTI, Inc., PERC Managing General Partner    Energy National, Inc.
7000 Boulevard East                         500 N.E. Multonmah St., Suite 900
Guttenberg, NJ 07093                        Portland, OR 97232-2039

RE: Electric Rate Stabilization Program Loan For Penobscot Energy Recovery Company, Limited Partnership (PERC)

Dear Messrs. Sergi and Wareham:

      The Authority has approved Penobscot Energy Recovery Company, Limited Partnership's (hereinafter referred to as "PERC" or the "Borrower") request for funds under the Electric Rate Stabilization Program. Financing is subject to full compliance with the following terms and conditions:

         A.   Borrower:        Penobscot Energy Recovery Company, Limited
              Address:         Partnership
                               Rte. 15, P.O. Box 160
                               Orrington, ME 04474

         B.   Loan Amount:     An amount equal to the outstanding principal
                               amount of the Original Bonds as of the Loan
                               Closing Date,not to exceed $50,000,000.

         C.   Use of Proceeds: An Electric Rate Stabilization Project refunding an existing Town of Orrington Floating Rate
                               Demand Resource Recovery Bonds (1986 Series A and B) for Penobscot Energy Recovery Company (the "Original Bonds"). The Original Bonds partially financed the acquisition of land, construction and equipping of a 25.3 megawatt waste-to-energy facility in Orrington, Maine.

         D. Interest Rate:     Tax Exempt Market Rate.

         E. FAME Fees:

            1.    a)    A Loan Commitment Fee equal to 1% of the first
                        $7,000,000 of the loan plus 0.5% (50 basis points) of the Loan amount above $7,000,000.

                  b) The Borrower has provided $25,000 to the Authority, which amount will be credited to the Commitment Fee. The Borrower must provide an additional $75,000 to be applied to the Commitment Fee upon acceptance of this commitment letter. In the event the Loan does not close this amount will be used to pay costs and expenses accrued by the Authority and its counsel, including bond counsel. The Authority may request additional advances toward the Loan Commitment Fee prior to Loan Closing, or may require additional fees to cover accrued costs in the event the Loan does not close. If, upon the failure of the Loan to close, the Authority has amounts not necessary to pay accrued costs and expenses, such amounts will be refunded to the Borrower.

                  c) The Authority shall deposit an amount equal to 25 basis points of the principal amount of the Bonds, up to $119,000 (the "Deposit") in an interest bearing account. In the event the Moral Obligation of the State of Maine is replaced or otherwise terminated or the Loan is paid in full on or before March 31, 2003, the Authority will rebate to the Borrower the Deposit plus all accrued interest as of the date of the termination of the State's Moral Obligation or the date of redemption of the Bond (together referred to as the "Termination Date"). In the event the Moral Obligation of the State of Maine is replaced or otherwise terminated or the Loan is paid in full on or before March 31, 2005, the Authority will rebate $75,000 plus interest thereon calculated at the average interest rate on the account for the period from the date of Loan Closing through the Termination Date; in the event the Moral Obligation of the State of Maine is replaced or otherwise terminated or the Loan is paid in full on or before July 31, 2007, the Authority will rebate $50,000 to the Borrower with interest thereon calculated at the average interest rate on the account for the period from the date of Loan Closing through the Termination Date.

            2. Annual Capital Reserve Premium equal to 0.5% (50 basis points) of the outstanding Loan amount. The premium amount on which the quarterly payment is based will be calculated based on the Loan Amount outstanding at Loan Closing and on each the anniversary date of the Loan

                  Closing, except that the first quarterly premium payment is due at Loan Closing. The Premium will be due quarterly, in advance, thirty (30) days prior to the commencement of the quarter.

            3. The Borrower is responsible for all costs and expenses of Loan Closing, including, without limitation, all costs and expenses incurred by the Authority, its underwriters, and its legal counsel. In the event the Loan does not close for any reason, the Borrower agrees that it will pay all such costs and expenses incurred by the Authority or its agents in relation to the Loan and hold them harmless from all costs and expenses they may have accrued or incurred. In the event the Loan or the Bonds do not close because of market conditions or other matters not within the control of the Authority or the Borrower, the maximum amount to be paid by the Borrower will be $100,000.

      F.    Term/Payment:     Twenty (20) years, with principal amortizing over
                              the term, in approximately equal annual payments.

      G.    Collateral:

            1. First mortgage on all real property associated with the PERC Facility.

            2. A first priority security interest in any and all TANGIBLE PROPERTY and INTANGIBLE PROPERTY, including but not being limited to (1) inventory (2) equipment (3) instruments (4) documents (5) accounts (6) chattel paper and (7) general intangibles whether any of the same are now owned or hereafter acquired and wherever located, and proceeds (including but not being limited to proceeds in the form of accounts, general intangibles, instruments, chattel paper and cash and rights to withdraw cash, now owned or hereafter acquired and wherever located) and products thereof and fixtures and accessions thereto. Provided, however, the Borrower may maintain a first priority purchase money security interest in the Equipment identified on Schedule B (the "Schedule B Equipment") attached hereto, and all replacements of and substitutions of the Schedule B Equipment. Further provided that the "CMRA Account" in which the Municipalities have a first possessory and priority lien is excepted herefrom.

                  3. Assignment of all Waste Disposal Agreements, including, without limitation, the revenues derived therefrom with acknowledgment and consent of each Municipality.

                  4. Assignment of the Bangor Hydro-Electric Company Power Purchase Agreement, including, without limitation, the revenues derived therefrom with acknowledgment and consent of Bangor Hydro-Electric Company.


            H.    Pledge and Maintenance of Specific Reserve Accounts

                  1. At Loan Closing, Bangor Hydro-Electric Company shall provide $6,000,000 in cash to PERC to be deposited with the Trustee to be maintained as a Capital Reserve Fund, such amount shall be maintained by the Trustee as fully pledged cash security for the loan.

                  2. At Loan Closing, PERC shall provide $3,000,000 in cash to be deposited with the Trustee in an interest bearing account (subject to any arbitrage limitations) to be maintained as a PERC operating reserve (the "Operating Reserve Fund"). In the event the Operating Reserve Fund is drawn upon it must be replenished from Distributable Cash, as defined in paragraph H.3 below before any Distributable Cash is applied as described in paragraphs H.3-H.7 below. FAME, at the sole discretion of the Chief Executive Officer, may use the funds to serve as a debt service repayment source in the event that monies available to the Trustee are insufficient therefore.

                  3. At or before Loan Closing, PERC shall provide $1,000,000 in cash to be deposited with the Trustee to be maintained as a PERC capital improvement fund (the "Capital Improvement Fund"). Monies may be drawn from the Capital Improvement Fund only after monies in the so called CMRA account are exhausted or cannot reasonably be drawn upon. It must be replenished from the revenues derived from the operation of the PERC Facility before any distribution of payments are made under the Letter Agreement among the Borrower, Bangor Hydro-Electric Company, and the Municipal Review Committee (the "MRC") dated December __, 1997 (the "Parity Agreement") which terms shall be incorporated into the amended Waste Disposal Agreements (such distributable amounts, without regard to the recipient thereof, but net of payments therefrom required by the bond indenture to pay debt service and operating costs and replenish the Operating Reserve Fund and the Capital Reserve Fund and the Capital Improvement Fund and replenish draws if drawn on the Guaranty provided by Bangor Hydro-Electric Company are referred to herein as "Distributable Cash"). FAME, at the sole discretion of the Chief Executive Officer, may use the amounts in the Capital Improvement Fund to serve as a debt service repayment source in the event that monies available to the Trustee are insufficient therefore.

                  4. Bangor Hydro-Electric Company shall capitalize a $2,000,000 prepayment account (the "Bangor Hydro Prepayment Account"). The Bangor Hydro Prepayment Account shall be capitalized with payments of $125,000 quarterly which may be derived from Bangor Hydro-Electric Company's share of Distributable Cash.
                        In the event Bangor Hydro-Electric Company's portion of Distributable Cash is insufficient in any quarter to capitalize the Bangor Hydro Prepayment Account as required herein, Bangor Hydro-Electric Company shall fund such payments from other resources. All amounts which were not funded shall be funded in the next succeeding quarter in which there is available Distributable Cash from Bangor Hydro-Electric Company's portion of Distributable Cash. At the direction of the MRC, the amounts in the Bangor Hydro Prepayment Account may be used to redeem Bonds or paid pursuant to the last sentence of paragraph H.6 below.

                  5. Bangor Hydro-Electric Company shall capitalize a $2,000,000 reserve account (the "Bangor Hydro Reserve Account"). The Bangor Hydro Reserve Account shall be capitalized with payments of $125,000 quarterly, which may be derived from Bangor Hydro-Electric Company's share of Bangor Hydro-Electric Company's portion of Distributable Cash. In the event Distributable Cash is insufficient in any quarter to capitalize the Bangor Hydro Reserve Account as required herein, Bangor Hydro-Electric Company shall fund such payments from other resources. All amounts which were not funded, shall be funded in the next succeeding quarter in which there is available Distributable Cash from Bangor Hydro-Electric Company's portion of Distributable Cash.

                  6. The municipalities receiving a distribution pursuant to the Parity Agreement (the "Municipalities") shall make contributions or otherwise capitalize a Principal Reserve & Redemption account (the "MRC Prepayment Account") equal to 15% of their share of Distributable Cash. Contributions must be made at least quarterly. The contribution of the Municipalities is capped at $2,500,000 and may be made either from their portion of Distributable Cash deposited into the MRC Prepayment Account or by the purchase of Bonds from other resources in an amount equal to or greater than 15% of its share of Distributable Cash. FAME, at its sole discretion, may use the funds to serve as a debt service repayment source in the event that monies available to the Trustee are insufficient. To the extent the Municipalities make contributions in excess of an amount equal to 15% of its share of Distributable Cash to redeem outstanding Bonds, the Municipalities may draw down an equal amount from funds deposited in the Bangor Hydro Prepayment Account by Bangor Hydro-Electric Company. Amounts drawn from the Bangor-Hydro Prepayment Account will not be separately credited to the $2,500,000 required funding of the MRC Prepayment Account. All amounts applied by the MRC to redeem bonds or applied to debt service or other payments on the Bonds as described in this paragraph shall be attributed to the $2,500,000 required to fund the MRC Prepayment Account, whether or not such funds were received by the Trustee. Any payments required to be made by or to the Municipalities may be made or accepted on their behalf by a Custodian designated by the MRC in writing.

                  7. PERC shall make contributions to or otherwise capitalize a reserve account (the "PERC Reserve Account") in an amount equal to 15% of its share of Distributable Cash. Contributions must be made at least quarterly. The contribution of PERC is capped at $2,500,000. FAME, at its sole discretion, may use the PERC Reserve Account to serve as a debt service repayment source in the event that monies available to the Trustee are insufficient.

                  8. All accounts identified in #s 1-7 must be pledged to secure the Bonds.

                  9. The Borrower must fund or otherwise pay for any additional capital reserve amounts required by any financial institution providing a letter of credit for the Bonds or serving as Trustee. The Borrower shall have a reasonable opportunity to approve/negotiate with the financial institution providing any letters of credit.

                  10. Nothing shall require the Capital Reserve Fund to be drawn upon in any amount prior to using the other pledged funds described above for payments of debt service or other required payments on the Bonds.

                  11. The CMRA account shall continue to be required to be funded at the level required by the Parity Agreement.

                  12. Interest on all the reserve accounts may be distributed quarterly by the Trustee, provided there has not been an Event of Default. (a) Interest earned on the Capital Reserve Fund will be distributed equally to the Borrower, the MRC, and Bangor Hydro-Electric Company;
                        (b) Interest earned on the Operating Reserve Fund will be distributed equally to the Borrower, the MRC, and Bangor Hydro-Electric Company; (c) Interest earned on the Capital Improvement Fund will be distributed equally to the Borrower, the MRC, and Bangor Hydro-Electric Company; (d) Interest earned on the Bangor Hydro Prepayment Account will be distributed to the MRC; (e) Interest earned on the Bangor Hydro Reserve Account will be distributed equally to the Borrower ; (f) Interest earned on the MRC Prepayment Account will be distributed to the MRC; and (g) Interest earned on the PERC Reserve Account will be distributed to the Borrower.

            I.    Guarantors:

                  1. Bangor Hydro-Electric Company shall provide its unlimited Corporate Guarantee of the Loan. The Bangor Hydro-Electric Company Corporate Guarantee will not be payable in an amount greater than an amount equal to the highest possible debt service payable in a year, plus applicable costs. The guarantee and the ability to include any payments thereunder in rates must be approved by an Order of the Maine Public Utilities Commission satisfactory to the Authority.

                  2. KTI, Inc., shall provide a Corporate Guarantee of the Loan capped at $3,000,000 in substantially the form of the Guarantee attached as Exhibit B hereto.

            J.    Conditions Precedent:

                  The fulfillment by the Authority of its obligations hereunder is subject to compliance by the Borrower with the following conditions:

                  1. Title Searches. The Borrower shall supply the Authority with a complete, and acceptable title opinion and title insurance showing no recorded liens or security interests in property securing the Loan other than those granted in connection with the Loan, except as may be specifically approved in writing in advance by the Authority. The Borrower shall provide a statement identifying any unrecorded liens it believes may exist on the property.

                  2. Conformance, compliance, completion and absence of defaults. The Borrower and each Guarantor shall provide the Authority with such information and documentation as the Authority may require demonstrating that the Borrower knows of no event of default by the Borrower and each Guarantor under any instrument, document or agreement executed in connection with any other loan or otherwise, or any event or condition which with the passage of time or the giving of notice, or both, could constitute an event of default, or which would constitute an event of default under any of the Financing Documents i.e. Indenture, Loan Agreement, the Parity Agreement, the Waste Disposal Agreement, the Power Purchase Agreement, etc.).

                  3. No adverse change. The Borrower and each Guarantor shall provide the Authority with such evidence as the Authority may request demonstrating to the Authority's satisfaction that no material adverse change in the Borrower or any Guarantor, its respective financial status, the PERC Facility or the financing has occurred since the date of the Borrower's application to the Authority. An adverse change is any change which, in the opinion of the Authority, increases the credit risk of the Loan, reduces the value of the security for the Loan, including, without limitation, the PERC Facility or the collateral for the Loan, or otherwise negatively impacts the viability of the PERC Facility or the Borrower or any Guarantor. Such information may include, at the option of the Authority, without limitation, financial information, a litigation report and analysis, independent appraisals, or updates on any information provided to the Authority in connection with the application for financing and analyses regarding the effect of the shutdown of Maine Yankee on Bangor Hydro-Electric Company and the effect of this transaction on Bangor Hydro Electric Company's contract with Unitil.

                  4. Opinions of Counsel. The Borrower and each Guarantor shall provide the Authority with an acceptable opinion of counsel opining that the Borrower and each Guarantor is not in default of any obligation of law or contract, that the Financing Documents are legal, valid and binding obligations of the Borrower or Guarantor, as applicable to each, enforceable in accordance with their terms, and disclosing and analyzing all pending or threatened litigation, claims, proceedings or assessments with respect to the Borrower and each Guarantor. An opinion that the Borrower's use of land and operation of its business comply with all federal, state and local land use laws, regulations, ordinances and orders may also be requested by the Authority. An opinion that no registration is required under Federal securities laws with respect to the Loan Agreement and the Guaranties. An opinion from counsel to Bangor Hydro-Electric Company that the financing will have no effect on Bangor Hydro-Electric Company's contract with Unitil. The Borrower and each Guarantor shall also provide the Authority with an acceptable opinion of counsel regarding its legal existence, the existence and validity of its organizational documents and partnership votes authorizing execution of all Financing Documents, which opinions may be provided by in-house counsel. The Authority may require such other opinions of counsel from any party which the Chief Executive Officer, Counsel to the Authority or Board Counsel determines to be necessary or desirable. All opinions must be in form and substance satisfactory to Board Counsel and the Authority.

                  5. Special Conditions. The Borrower and each Guarantor, where applicable, shall comply with all Special Conditions set forth on Exhibit A, attached hereto, to the satisfaction of the Authority.

                  6. The Financing Documents shall be satisfactory to the Authority, in its sole discretion.

            K.    Loan Closing Date:

                  This Commitment shall expire, and the Authority shall have no further obligation hereunder, at 5:00 p.m. on March 31, 1998 (such date, or such earlier date on which all of the Financing Documents have been executed, being referred to as the "Loan Closing Date" or the "Loan Closing", unless the Loan Closing Date has been extended by written agreement of all the parties to this Commitment upon such terms and conditions as they may agree. The Authority shall be under no obligation to agree to any extension of the Loan Closing Date, and may condition such agreement as it may deem desirable.

            L.    Termination:

                  This Commitment may be terminated, at the Authority's discretion, under any of the following circumstances:

                  1. Any of the Conditions Precedent set forth in section J of this Commitment shall not have been satisfied and complied with as of the Loan Closing Date set forth in section K, or on such earlier date as the Authority may set if it determines in its sole discretion that the Conditions Precedent set forth in section J cannot be or are unlikely to be, in the Authority's estimation, fully complied with and satisfied on or before the Loan Closing Date.

                  2. Any party to this Commitment other than the Authority breaches its obligations or agreement hereunder or notifies the Authority that it does not intend to proceed further with the implementation, operation or financing as contemplated by this Commitment.

                  3. An appeal related to the transactions contemplated in this Commitment Letter is taken by any person or entity from any action or failure to act on the part of the Authority or the Maine Public Utilities commission with respect to the Borrower or any Guarantors, or the collateral for the Loan, or any other legal action or proceeding is commenced challenging the issuance of the Bonds, or the matters contemplated by this Commitment, and such appeal, action or proceeding is not dismissed with prejudice or finally disposed of by a court of competent jurisdiction to the satisfaction of the Authority on or prior to the Loan Closing Date.

            M.    Release and Indemnification.

                  The Borrower and each Guarantor acknowledge that the Authority or its agent may fail or be unable to fund the Loan due to inability to market the Bonds for any reason. The Borrower and each Guarantor agree that the Authority shall not be liable for any loss or damage to the Borrower or any other party in the event that the Authority or its agent is unable to sell sufficient Bonds to make the Loan. The Borrower hereby expressly agrees to indemnify and hold the Authority harmless from and against any and all claims, suits, actions, proceedings, demands and liabilities of any nature arising out of or in connection with, directly or indirectly, the Loan or the transactions contemplated by this Commitment, other than any such claims arising out of the Authority's gross negligence or willful misconduct.

            N.    Borrower's Covenants.

                  1. The Borrower agrees that between the date of this Commitment and the Loan Closing Date, it will:

                        a. Notify the Authority promptly upon acquiring knowledge of any event or condition which constitutes or may with the passage of time constitute a breach of this Commitment or any other instrument, document or agreement, or which would be a material adverse change in the PERC Facility or the financial condition of the Borrower.

                        b. Refrain from transferring any interest in or rights under this Commitment.

                        c. Comply with all governmental laws, orders, ordinances and decrees with respect to the PERC Facility and its business operations.

                  2. The Guarantors agree that between the date of this Commitment and the Loan Closing Date, they will:

                        a. Notify the Authority promptly upon acquiring knowledge of any event or condition which constitutes or may with the passage of time constitute a breach of this Commitment or any other instrument, document or agreement, or which would be a material adverse change in the PERC Facility or the financial condition of the Guarantor.

                        b. Comply with all governmental laws, orders, ordinances and decrees with respect to the PERC Facility and its business operations.

                  3. The Financing Documents will include such additional covenants as may be deemed necessary by counsel to the Authority.

            O.    Oral Statements Not Enforceable.

                  Under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of a debt, or make any other accommodation for the repayment of a debt for more than $250,000 may be enforced in court against the Authority unless the promise, contract or agreement is in writing and signed by the Authority. Accordingly, the Borrower cannot enforce any oral promise unless it is contained in a loan document signed by the Authority, nor can any change, forbearance, or other accommodation relating to the loan, this agreement or any other loan document be enforced, unless it is in writing signed by the Authority. Borrower also understands that all future promises, contracts, or agreements of the Authority relating to any other transaction between Borrower and the Authority cannot be enforced in court unless they are in writing signed by the Authority. Borrower further agrees that the requirement of a writing described in this paragraph shall apply to this commitment, the loans of credit described herein, any extension, modification, renewal, forbearance, or other accommodation relating to the transactions contemplated by this commitment, and to any other credit relationship between Borrower and the Authority, (whether existing now or created in the future) whether or not the amount involved exceeds $250,000.

            P.    Miscellaneous.

                  This Commitment shall be construed in accordance with Maine law, shall be effective when duly executed by the parties named below and shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto. This Commitment may not be modified except by written agreement executed by each of the parties hereto.

      If the above terms and conditions are acceptable to you, please sign below to acknowledge your review and acceptance and return to me. Unless previously accepted, this Commitment will expire on December 31, 1997. This Commitment will expire if the conditions of this Commitment are not fully complied with on or prior to March 31, 1998.

                                   Sincerely,


                                   /s/ David S. Markovchick
                                   -----------------------------
                                   David S. Markovchick
                                   Director, Business Development

Accepted:

PENOBSCOT ENERGY RECOVERY COMPANY, LIMITED PARTNERSHIP, Borrower

                                            By:  PERC Management Company Limited
                                                 Partnership
By:  Energy National, Inc.                  By:  PERC, Inc.
Its: General Partner                        Its: General Partner

/s/ Leonard Bluhm                           /s/  Martin J.Sergi
------------------------                    -------------------

By:                                         By: Martin J. Sergi
Its:                                        Its:  President
      A Duly Authorized Representative

KTI, INC., Guarantor


/s/ Martin J. Sergi
-------------------
By: Martin J. Sergi
Its: President

BANGOR HYDRO-ELECTRIC COMPANY, Guarantor


/s/ Robert Briggs
--------------------
By: Robert Briggs
Its: President & CEO

                                    EXHIBIT A

1. The Borrower may not change its ownership structure and composition without the written consent of the Authority, except that it is acknowledged that the Charter Municipalities may acquire up to 50% ownership of PERC according to the terms and conditions of the Parity Agreement and existing General and Limited Partners may transfer ownership interests among themselves.

2. The Borrower and each Guarantor must promptly notify the Authority of the occurrence of any litigation (including litigation concerning affiliates or subsidiaries) which may materially impact the Borrower or the Guarantor. "Material" includes, but is not limited to any claim or action with a demand of $1,000,000 or greater. Such notice must be in writing and must describe the matter and the steps being taken by the Borrower or Guarantor (or its affiliates or subsidiaries) affected with respect thereto. A prompt copy of any filing with the Securities and Exchange Commission is adequate notification.

3. KTI, Inc. and Bangor Hydro-Electric Company ("Guarantors") must provide the Authority with copies of each filing and report made by each of the Guarantors or any Subsidiary of a Guarantor with or to the Securities and Exchange Commission including, without limitation, all 10-Q, 10-K and 8-K Reports (other than registration statements that have not become effective under the Securities Act of 1933, filings and reports with respect to dividend reinvestment, employee benefits, or other similar plans, and filings pertaining to sales of or other transactions in securities of the Guarantors or any Subsidiary by persons other than the Guarantors or such Subsidiary), and of each communication from the Guarantors or any Subsidiary to public shareholders generally, promptly upon the filing or making thereof. The Guarantors must meet periodically with the Authority at the Authority's request to provide information on financial conditions (whether or not included in such filings) and any other issue raised by the Authority.

4. The Borrower must furnish the Authority with copies of its annual business plan and projections for each ensuing fiscal year pertaining to the business or the financial condition of the Borrower at the same time as such reports are provided to the Partners of the Borrower and as may be reasonably required from time to time.

5. The Borrower must provide the Authority with a quarterly report within forty-five days of the end of each quarter. The report must be in form and substance satisfactory to the Chief Executive Officer.

6. The Borrower must provide a copy of its annual audited financial statements within 90 days of the close of its fiscal year.

7. The Borrower must furnish the Authority, prior to Loan Closing, signed copies of the amended Waste Disposal or "Put-Pay" Agreements incorporating all material terms of the Parity Agreement not proposed by conflicting requirements of this Commitment, and all other agreements related to the transaction. Each must be acceptable to the Authority and its counsel. The agreements may not be materially amended without the prior written consent of the Chief Executive Officer.

8. The Borrower must provide, prior to Loan Closing, fully executed contracts with Municipalities providing for a minimum of 101,000 tons of municipal solid waste to be delivered or that the Municipality will be responsible to pay the borrower fees equal to the amount the Borrower would have derived from receipt of that amount of waste, each contract must be supported by authorizations from the respective municipality as well as a legal opinion satisfactory to Bond Counsel that each municipality was authorized to enter into the contract and as to the contract's enforceability against the municipality. The contracts must be for no less that twenty (20) years. The Borrower has a continuing obligation after Loan Closing to provide the Authority with assignments of all amended waste disposal agreements entered into subsequent to Loan Closing.

9. Bangor Hydro-Electric Company must furnish, prior to Loan Closing, the final signed non-appealable order of the Maine Public Utilities Commission, approving the Certificate of Approval and all related financing, including, without limitation, (a) the issuance of bonds or other financing of the $6,000,000 to be provided by Bangor Hydro-Electric Company for the Capital Reserve Fund, and (b) the provision of the Guaranty. The Maine Public Utilities Commission must determine that both
      (a) and (b) are includable in rates.

10. The Borrower and each Guarantor will observe and comply in all material respects with all laws, regulations, ordinances, rules, and orders (including without limitation those relating to zoning, land use, environmental protection, air, water and land pollution, wetlands, health, equal opportunity, minimum wages, worker's compensation and employment practices) of any federal, state, municipal or other governmental authority except during any period during which the Borrower at its expense and in its name shall be in good faith contesting its obligations to comply therewith.

11. Bangor Hydro-Electric Company must provide to the Authority a copy of its Regulatory Update when each is distributed or any successor internal publication and such other information regarding pending or anticipated filings as the Authority may reasonably request.

12. Prior to Loan Closing, the Borrower must provide the Authority with a copy of an Environmental Site Assessment. The report must be acceptable to the Chief Executive Officer of the Authority.

13. Prior to Loan Closing, the Borrower must provide the Authority with an engineering report verifying replacement value and the operational longevity of the plant for a period in excess of twenty years from the Loan Closing Date. The report must be prepared by an engineer satisfactory to the Chief Executive Officer of the Authority and must be provided in form and content satisfactory to the Chief Executive Officer of the Authority.

14. The Borrower may not create, incur, assume or permit to exist any mortgage, lien, charge, security interest or other encumbrance on any property or asset of the Borrower, except substitutions for or replacement of that Equipment listed on Schedule B.

15. The Borrower must apply Loan proceeds only in accordance with the "Use of Proceeds" listed on page 1.

16. The Borrower is to promptly notify the Authority of any material adverse change in its business operations or financial condition occurring either before or after the Loan Closing Date.

17. Enforcement actions of the Authority may include but shall not be limited to any action the Authority may deem necessary or desirable before the Maine Public Utilities Commission, or any other administrative body, to reasonably assure payment of the Loan and compliance with the Financing Documents.

18. The Borrower must pay all costs and expenses incurred by the Authority in connection with the issuance of the Bonds and servicing of the Loan and the Bonds. This includes costs and expenses of employees of the Authority including in-house counsel in processing servicing requests during the term of the loan. The Authority acknowledges that pursuant to separate agreement, costs and expenses may be paid by the Guarantors.

19. Bangor Hydro-Electric Company agrees, unless it is legally precluded, that it will file for appropriate rate relief from the Maine Public Utilities Commission in the event it is unable to make any payments or perform any financial obligation under its Guarantee Agreement.

20. Bangor Hydro-Electric Company, as Guarantor, hereby waives any objection to the Authority's standing in any matter in which the Borrower or any Subsidiary may be a party before the Maine Public Utilities Commission.

21. Bangor Hydro-Electric Company must not incur any additional debt in excess of $15,000,000.

22. Bangor Hydro-Electric Company may not incur additional debt in excess of $15,000,000 unless (a) such debt is refunding debt, which does not increase Bangor Hydro-Electric Company's aggregate level of debt or (b) the issuance of such debt does not reduce the Debt Service Coverage (as defined below) below the lesser of (i) the debt service coverage prior to the issuance of new debt or (ii) 1.3x or (c) the Chief Executive Officer of the Authority provides written consent.

      For the purpose of this covenant, Debt Service Coverage means: earnings before income taxes + interest for the previous 12 months + depreciation for the previous 12 months + amortization for the previous 12 months (less or plus extraordinary1 income or losses) divided by: interest for the previous 12 months + principal payments for the previous 12 months + the projected 12 months of principal and interest for all debt.

23. The Borrower shall submit a Budget for operations and maintenance annually (the "0&M Budget"). In the event the Borrower requests any requisition which will make the aggregate amount requested in excess of 110% of the 0&M Budget Amount the Authority may, at the expense of the Borrower, retain the services of a consultant to provide a report on the Borrower and its operations, management and such other matters as the Chief Executive Officer deems pertinent.

---------------------
1 Extraordinary is defined as a nonrecurring occurrence that must be explained by note on the financial statements or in a filing. Earnings are adjusted by adding or subtracting the extraordinary occurrence.

24. The Borrower must maintain all reserve accounts required to be provided by the Borrower as set forth in section H. In the event the Authority or Borrower draws on any of the accounts and the Borrower fails to bring the Account to the full required amount by the end of the next succeeding quarter, the Authority may, at the expense of the Borrower, retain the services of a consultant to provide a report on the Borrower and its operations, management and such other matters as the Chief Executive Officer deems pertinent.

25. The Financing Documents will include other conditions, representations, and warranties as deemed reasonably necessary or expedient by the Chief Executive Officer of the Authority or counsel to the Authority.

26. Bangor Hydro-Electric Company acknowledges that the continuation of payments under the PPA were an inducement for the Authority to enter into this Commitment Letter and agrees that, at the request of the Authority, Bangor Hydro-Electric Company will defend the validity of the PPA.

27. The Borrower and Guarantors agree that all terms and conditions herein may be modified or additional terms and conditions included as required by any financial institution providing a letter of credit or serving as Trustee. The Borrower shall have a reasonable opportunity to approve/negotiate with the financial institutions serving as Trustee or providing a letter of credit.

28. The Financing Documents may include such incentives for the early payment of the Bonds or the substitution of credit enhancement mechanisms as the Chief Executive Officer of the Authority deems reasonable or desirable.

29. The Borrower must assign to the Trustee all payments and revenues it is entitled to receive under any agreement for the sale of power, energy, steam, waste disposal services or other output capacity for services of the PERC Facility or the receipt of waste by the PERC Facility.